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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

DIRECTV HOLDINGS LLC

	Years ended December 31,					Six months ended June 30,
(Dollars in millions)	2005	2006	2007	2008	2009	2009	2010
Earnings:
Income from continuing operations before income taxes	$533	$2,195	$2,250	$2,057	$2,049	$889	$1,498
Fixed charges	273	289	284	351	386	188	225
Capitalized interest	(31)	(55)	(51)	(18)	(18)	(9)	(2)

Total earnings	$775	$2,429	$2,483	$2,390	$2,417	$1,068	$1,721
Fixed Charges:
Interest expense	$258	$273	$267	$333	$366	$178	$215
Estimated interest portion of rental payments (a)	15	16	17	18	20	10	10

Fixed charges	$273	$289	$284	$351	$386	$188	$225
Ratio of earnings to fixed charges	2.84	8.40	8.74	6.81	6.26	5.68	7.65

DIRECTV

	Years ended December 31,					Six months ended June 30,
(Dollars in millions)	2005	2006	2007	2008	2009	2009	2010
Earnings:
Income from continuing operations before income taxes before adjustment for income from equity investees	$479	$2,272	$2,353	$2,416	$1,783	$978	$1,784
Fixed charges	305	338	324	410	465	223	264
Distributions from equity investees	—	—	—	35	94	69	47
Non-controlling interest	(3)	(13)	(11)	(92)	(65)	(22)	(28)
Capitalized interest	(31)	(55)	(51)	(18)	(18)	(9)	(2)

Total earnings	$750	$2,542	$2,615	$2,751	$2,259	$1,239	$2,065
Fixed Charges:
Interest expense	$269	$301	$286	$378	$441	$212	$251
Estimated interest portion of rental payments (a)	36	37	38	32	24	11	13

Fixed charges	$305	$338	$324	$410	$465	$223	$264
Ratio of earnings to fixed charges	2.46	7.52	8.07	6.71	4.86	5.56	7.82

(a)
Interest expense was estimated by using one-third of total rental payments.

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  Exhibit 12.1